UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

NCI Building Systems, Inc.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

628852204

(CUSIP number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Robert Goedert

(312) 862-2000

(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628852204

1.	Name of reporting person Atrium Intermediate Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,674,867.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,674,867.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,674,867.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person OO

*

Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger (as defined herein) and Stock Issuance (as defined herein), in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person Atrium Window Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,674,867.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,674,867.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,674,867.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person OO

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person Atrium Window Parent, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,674,867.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,674,867.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,674,867.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person OO

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC Atrium Window Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,674,867.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,674,867.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,674,867.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person OO

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC BP Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person OO

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person Golden Gate Capital Opportunity Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person PN

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person Golden Gate Capital Opportunity Fund-A, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person PN

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF Co-Invest Management, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person PN

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person PN

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC Opportunity Fund Management, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person PN

*	Based on 124,842,074 shares of common stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF Executive Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person PN

*	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF IRA Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,739,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,739,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person PN

*	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC Opportunity Fund Management GP, Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 16,739,403 (See Item 5)
	8.	Shared voting power 0
	9.	Sole dispositive power 16,739,403 (See Item 5)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 16,739,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.4%*
14.	Type of reporting person CO

*	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance, in each case as described in Item 1 hereof.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of NCI Building Systems, Inc., a Delaware corporation (“NCI” or the “Issuer”). The principal executive offices of the Issuer are located at 10943 North Sam Houston Parkway West, Houston, TX.

Item 2.	Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Atrium Intermediate Holdings, LLC (“Atrium Intermediate”), Atrium Window Holdings, LLC (“Atrium Holdings”), Atrium Window Parent, LLC (“Atrium Parent”), GGC Atrium Window Holdings, LLC (“GGC Atrium”), GGC BP Holdings, LLC (“GGC BP”, and collectively with Atrium Holdings, Atrium Intermediate, Atrium Parent and GGC Atrium, the “Atrium Entities”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGCOF Executive Co-Invest, L.P. (“Executive Co-Invest”), GGCOF IRA Co-Invest, L.P. (“IRA Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”). GGCOF, GGCOF-A, GGCOF Co-Invest, Executive Co-Invest and IRA Co-Invest (the “Funds”) hold all of the equity interests in GGC BP.

On July 17, 2018, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Ply Gem Parent, LLC, a Delaware limited liability company (“Ply Gem”), and for certain limited purposes set forth in the Merger Agreement, Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (“CD&R”). Pursuant to the terms of the Merger Agreement, at the closing of the merger, Ply Gem was merged with and into the Issuer with the Issuer continuing its existence as a corporation organized under the laws of the State of Delaware (the “Merger”). As consideration to the holders (“Holders”) of Ply Gem’s LLC interests (the “LLC Interests”) as of immediately prior to the closing of the Merger, at the closing of the Merger, the LLC Interests were converted into the right of the Holders to receive, in the aggregate with respect to all such interests, 58,709,067 shares of Common Stock (collectively, the “Aggregate Merger Consideration”), with each Holder being entitled to receive its pro rata share of the Aggregate Merger Consideration (the “Stock Issuance”). Each of Atrium Intermediate and GGC BP were Holders prior to the Merger. Pursuant to the terms of the Merger Agreement, following a Special Meeting of the Issuer’s shareholders held on November 15, 2018, the Issuer’s shareholders approved (i) the Merger Agreement and (ii) and the Stock Issuance. The Merger was consummated on November 16, 2018.

A copy of the Merger Agreement is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated July 19, 2018 and is incorporated by reference herein. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Atrium Holdings and Atrium Parent are the members of Atrium Intermediate, Atrium Parent is the controlling unitholder of Atrium Holdings, GGC Atrium is the controlling unitholder of Atrium Parent and GGC BP is the controlling unitholder of GGC Atrium. Fund GP is the general partner of each of GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Ultimate GP is the general partner of Fund GP. Co-Invest GP is the general partner of GGCOF Co-Invest and Fund GP is the general partner of Co-Invest GP. As a result, each of the Funds, Fund GP, Co-Invest GP and Ultimate GP may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of shares of Common Stock through the Atrium Entities’ ownership interest in the Issuer. Ultimate GP has ultimate voting and dispositive authority over the Atrium Entities’ ownership interest in the Issuer and is governed by its board of directors. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of the Atrium Entities is investing in the securities of the Issuer. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Co-Invest GP. The principal business of Co-Invest GP is to act as the general partner of GGCOF Co-Invest, Executive Co-Invest and IRA Co-Invest. The principal business of Ultimate GP is to act as the general partner of Fund GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate GP is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Atrium Entities is a limited liability company organized under the laws of the state of Delaware. The Funds, Fund GP and Co-Invest GP are limited partnerships organized under the laws of the Cayman Islands. Ultimate GP is an exempted company organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Funds is a private equity fund formed for the purpose of making investments for its own account. The source of funds for the Reporting Persons is capital committed by the partners of the Funds, who are not themselves necessarily affiliates of the Reporting Persons.

Item 4.	Purpose of Transaction.

The Atrium Entities, on behalf of the Funds, entered into the following transactions for investment purposes in the ordinary course of its business:

The Merger

On November 16, 2018, the Merger was consummated and the Stock Issuance occurred pursuant to the terms of the Merger Agreement. The description of the Merger Agreement from Item 2 is hereby incorporated by reference into this Item 4.

New Stockholders Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, on November 16, 2018, the Issuer entered into the a stockholders agreement (the “New Stockholders Agreement”) with Clayton, Dubilier & Rice Fund VIII, L.P. (“CD&R Fund VIII”), CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”), CD&R Pisces Holdings, L.P. (“CD&R Pisces” and, together with Fund VIII and F&F Fund VIII, the “CD&R Investors”), Atrium Intermediate, GGC BP, and AIC Finance Partnership, L.P. (“AIC” and, together with the CD&R Investors, Atrium Intermediate and GGC BP, the “Investors”). The New Stockholders Agreement contains voting agreements between the Issuer and each of the Investors, including the requirement that each Investor vote all of the shares of Common Stock that it beneficially owns (a) in favor of all director nominees, other than CD&R Investor nominees or director nominees proposed by Atrium Intermediate, GGC BP and AIC, nominated by the board or directors of the Issuer for election by the stockholders of the Issuer in accordance with the terms of the New Stockholders Agreement and the Sixth Amended and Restated By-laws of the Issuer, (b) as recommended by the board of directors of the Issuer, on any and all (i) proposals relating to or concerning compensation or equity incentives for directors, officers or employees of the Issuer adopted in the ordinary course of business consistent with past practice, (ii) proposals by stockholders of the Issuer, other than a proposal by a CD&R Investor or Atrium Intermediate, GGC BP and AIC, and (iii) proposals the subject matter of which is a CD&R Investor Consent Action (as defined in the New Stockholders Agreement), provided that, in respect of clauses (i) and (iii) only, that the board of director’s recommendation is consistent with the CD&R Investor Group’s exercise of its consent rights provided in the New Stockholders Agreement, and (c) not in favor of any transaction constituting, or that would result in, a Change of Control (as defined in the New Stockholders Agreement) that has not been approved by a majority of the Independent Non-CD&R Investor Directors (as defined in the New Stockholders Agreement), if the per share consideration to be received by any CD&R Investor or Atrium Intermediate, GGC BP and AIC in connection with such transaction is not equal to, and in the same form as, the per-share consideration to be received by the shareholders not affiliated with the Investors.

Each Investor will also have preemptive rights to subscribe for any equity securities the Issuer proposes to issue in accordance with each Investor’s percentage beneficial ownership of Common Stock, subject to customary exceptions. The Investors have each agreed, among other things, that until such time that their respective percentage beneficial ownership of the outstanding Common Stock falls below 10% and stays below such threshold for a period of six months, to be subject to standstill, voting and transfer restrictions and limitations, including a prohibition on transferring Common Stock to any third party or group that beneficially owns, or would, after giving effect to such transfer, beneficially own 10% or more of Common Stock outstanding.

The New Stockholders Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K, filed by Issuer on November 20, 2018 and is incorporated herein by reference. The foregoing description of the New Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, on November 16, 2018, the Issuer entered into a registration rights agreement (the “New Registration Rights Agreement”) with the Investors, pursuant to which the Issuer granted the Investors customary demand and piggyback registration rights with respect to the shares of Common Stock that are held by the Investors.

The New Registration Rights Agreement is attached as Exhibit 10.2 to the Current Report on Form 8-K, filed by Issuer on November 20, 2018 and is incorporated herein by reference. The foregoing description of the New Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Each Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on November 16, 2018, pursuant to the Merger Agreement, and intends to hold such shares for investment purposes. Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Each Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of November 16, 2018, 16,739,403 shares of the Common Stock by virtue `representing approximately 13.4% of the Issuer’s Common Stock outstanding based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and Stock Issuance. Each of the Atrium Entities, the Funds, Fund GP and Co-Invest GP have shared dispositive power with each other with respect to the Common Stock.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the Common Stock of the Issuer. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 4 is incorporated by reference herein in response to this Item 5(c)

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6. Except for the arrangements described in this Statement, as of November [23], 2018, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated July 17, 2018, by and among Ply Gem Parent, LLC, NCI Building Systems, Inc. and for certain purposes Clayton, Dubilier and Rice, LLC (incorporated by reference to NCI Building Systems Inc.’s Current Report on Form 8-K dated July 19, 2018).

Exhibit 2 Stockholders Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by NCI Building Systems, Inc. on November 20, 2018).

Exhibit 3 Registration Rights Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by NCI Building Systems, Inc. on November 20, 2018).

Exhibit 4 Joint Filing Undertaking dated as of November 23, 2018 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd., GGCOF Co-Invest, L.P., GGCOF Co-Invest Management, L.P., GGCOF Executive Co-Invest, L.P., GGCOF IRA Co-Invest, L.P., Atrium Intermediate Holdings, LLC, Atrium Window Holdings, LLC, Atrium Window Parent, LLC, GGC Atrium Window Holdings, LLC and GGC BP Holdings, LLC.

Exhibit 5 Limited Power of Attorney.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 23, 2018

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest, L.P. GGCOF Executive Co-Invest, L.P. GGCOF IRA Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

Atrium Window Holdings, LLC Atrium Intermediate Holdings, LLC Atrium Window Parent, LLC GGC Atrium Window Holdings, LLC GGC BP Holdings, LLC

By:	/s/ David Thomas
David Thomas
Authorized Person

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE

REPORTING PERSONS

Ultimate GP. Ultimate GP is an exempted company organized under the laws of the Cayman Islands and is governed by its directors. David C. Dominik holds a controlling amount of the outstanding shares in Ultimate GP. Ultimate GP does not have any officers. Each of Ultimate GP’s directors is a United States citizen. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital. The business address of each of the directors, officers and controlling shareholder is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: November 23, 2018

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest, L.P. GGCOF Executive Co-Invest, L.P. GGCOF IRA Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

Atrium Window Holdings, LLC Atrium Intermediate Holdings, LLC Atrium Window Parent, LLC GGC Atrium Window Holdings, LLC GGC BP Holdings, LLC

By:	/s/ David Thomas
David Thomas
Authorized Person

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints each of Steven Oetgen and Robert Nelson, signing singly, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of securities of NCI Building Systems, Inc., a Delaware corporation (the “Company”), any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreements) required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), and any Forms 3, 4, and 5 and any amendments, supplements or exhibits thereto required to be filed by the undersigned under Section 16(a) of the Exchange Act;

(2) seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

(3) perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1) this Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by any of the attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) neither the Company nor any of the attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

(4) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 and/or Section 16 of the Exchange Act.

The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with, or any liability for the failure to comply with, Section 13 and/or Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or Section 16 of the Exchange Act with respect to the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

* * * * * *

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of November, 2018.

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

2

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest, L.P. GGCOF Executive Co-Invest, L.P. GGCOF IRA Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

3

GGCOF Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

Atrium Window Holdings, LLC Atrium Intermediate Holdings, LLC Atrium Window Parent, LLC GGC Atrium Window Holdings, LLC GGC BP Holdings, LLC

By:	/s/ David Thomas
David Thomas
Authorized Person

4